UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-12422

MainSource Financial Group, Inc.

(Exact name of registrant as specified in its charter)

c/o First Financial Bancorp.
255 East Fifth Street, Suite 700
Cincinnati, Ohio 45202

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

Fixed Rate Cumulative
Perpetual Preferred Stock,
Series A, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value: 0*

Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, First Financial Bancorp., as successor to MainSource Financial Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

First Financial Bancorp., as successor by merger to MainSource Financial Group, Inc.

Date:	April 13, 2018	By:	/s/ Archie M. Brown Jr.
Archie M. Brown Jr.
President and CEO

* Effective April 1, 2018, MainSource Financial Group, Inc., an Indiana corporation (the "Registrant"), merged with and into First Financial Bancorp., an Ohio corporation ("First Financial"), with First Financial as the surviving corporation. Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.